UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Issuance of Bond Certificates in Mexico for Ps. 6.0 Billion

GUADALAJARA, Mexico, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV: GAP) (“the Company” or “GAP”) announces that today it successfully completed the issuance of 60 million long-term bond certificates in Mexico (Certificados Bursátiles) for a total amount of Ps. 6.0 billion (six billion Pesos 00/100 M.N.). The issuance was carried through two tranches. The issuance amount was up to Ps. 5.0 billion with a greenshoe option of up to 20%, which was exercised upon closing of the issuance. The order book reached an over-subscription of 3.4x over the Ps. 5.0 billion.

The bond certificates were issued in accordance with the following terms:

•	Issuance of 30 million debt certificates with ticker symbol “GAP 25,” with a nominal value of Ps. 100 (one hundred Pesos 00/100) each, for a total amount of Ps. 3.0 billion (three billion Pesos 00/100 M.N.). Interest payable every 28 days at a variable rate of TIIE funding plus 50 basis points; principal payment due at maturity on February 1, 2028, with an option for early amortization.

•	Issuance of 30 million debt certificates for a total amount of Ps. 3.0 billion (three billion Pesos 00/100 M.N.). This issuance corresponds to the first reopening of the long-term debt certificates issuance “GAP22-2,” originally issued on March 17, 2022, with the same characteristics as the original issuance. Interest is payable every 182 days at a fixed rate of 9.67%; principal payment due at maturity on March 4, 2032, with an option for early amortization. The placement price was Ps. 101.026277 (one hundred one Pesos 026277/1000000 M.N.) each. This price was calculated considering that the additional debt certificates will receive the corresponding interest for the entire ongoing interest period of the original debt certificates and in accordance with the applicable spread for the additional debt certificates.

The issuances obtained the highest credit ratings in Mexico: “Aaa.mx” by Moody’s and “mxAAA” by S&P, both on a national scale with a stable outlook.

The proceeds from these issuances will be used to pay off the principal of the debt certificates with ticker symbol “GAP 20,” issued on February 13, 2020, and maturing on February 6, 2025, for an amount of Ps. 3.0 billion, as well as “GAP 21,” issued on May 7, 2021, and maturing on May 2, 2025, for an amount of Ps. 2.5 billion. The remaining funds will be used to fulfill committed investments under the Master Development Program for the 2025 fiscal year in Mexico and for commercial investments.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 4, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer